Filed by Comcast Corporation pursuant to Rule 425
under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 and Rule 14d-2 under the
Securities Exchange Act of 1934

Subject Company: The Walt Disney Company
Commission File No. 001-11605

Date: February 11, 2004

     The following biographies were posted to Comcast Corporation’s external website:

Brian L. Roberts
President and CEO, Comcast Corporation

Brian L. Roberts is president and CEO of Comcast Corporation, one of the nation's leading providers of broadband cable services and entertainment programming. Before becoming president in 1990, Roberts held several senior management positions with Comcast.

Under his leadership, Comcast has grown ten-fold into a fortune 500 company with 59,000 employees, regularly outperforming cable industry peers, the NASDAQ and the S&P 500 over the past decade. Comcast’s market value is estimated at $75 billion and 2003 revenues exceeded $18 billion.

Roberts has held several leadership positions in the cable television industry, including chairman of the National Cable & Telecommunications Association (NCTA) from 1995 to 1996, when the landmark deregulatory 1996 Telecommunications Act became law. He is chairman of CableLabs, the cable industry's research and development arm, and serves on the NCTA's board and executive committee.

Roberts was named one of America’s Best CEO’s by Institutional Investor magazine in early 2004.

Roberts is a board member of The Bank of New York and a member of the board of trustees of the Simon Wiesenthal Center. He co-chairs the United Way of Southeastern Pennsylvania’s 2003-2004 campaign. Roberts was a founding co-chair of Philadelphia 2000, the nonpartisan host committee that brought the Republican National Convention to Philadelphia, the city's first political convention in five decades. An All-American in squash, he earned silver medals with the U.S. squash team at the 1981, 1985 and 1997 Maccabiah Games in Israel. Brian, 44, is a graduate of the Wharton School of Finance of the University of Pennsylvania.

Comcast Corporation (NASDAQ: CMCSA, CMCSK) (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

Stephen B. Burke
Executive Vice President, Comcast Corporation
President, Comcast Cable

Since joining Comcast Cable in June 1998, Stephen B. Burke has been a driving force in the company's growth from a cable industry leader to a world-class communications company. As President of the country's leading cable and broadband communications provider, he leads a team of 59,000 employees who serve more than 21 million customers. Under his leadership, their efforts are focused on making Comcast the company to look to first for the communications products and services that connect people to what's important in their lives.

During his tenure, Comcast’s cable subscriber base has increased by 370% to more than 21 million customers across the country. Burke’s work at Comcast has won him numerous industry awards, including the 2001 Vanguard Award for Cable Operations Management.

Prior to joining Comcast, Burke served with The Walt Disney Company as President of ABC Broadcasting. In that role, he was responsible for the 10 ABC-owned television stations; the ABC Radio Group, consisting of 27 radio stations and eight radio networks; and Buena Vista Television, the company's domestic syndication arm.

Burke joined The Walt Disney Company in January 1986, where he helped to develop and found The Disney Stores, one of Disney's fastest growing businesses with more than 680 stores in 11 countries. In 1992, he moved to Euro Disney S.A., where, as President and Chief Operating Officer, he helped to lead a comprehensive restructuring effort.

He is a 1980 Phi Beta Kappa graduate of Colgate University in Hamilton, New York, and a 1982 graduate of the Harvard Business School.

Comcast Corporation (NASDAQ: CMCSA, CMCSK) (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

David L. Cohen
Executive Vice President
Comcast Corporation

David L. Cohen is currently Executive Vice President of Comcast Corporation. Before assuming this position in July of 2002, Cohen served as a partner in and Chairman of Ballard Spahr Andrews & Ingersoll, LLP, one of the 100 largest law firms in the country.

A native of New York, Cohen graduated from Swarthmore College with a Bachelor of Arts degree in 1977 and from the University of Pennsylvania Law School (summa cum laude) in 1981. In January 1992, Cohen resigned his partnership at Ballard Spahr to become the Chief of Staff to the Honorable Edward G. Rendell, the Mayor of the City of Philadelphia. As Chief of Staff, Cohen served as the Mayor's closest advisor and confidante. Cohen served as Chief of Staff from January 1992 to April 1997, at which point he returned to Ballard Spahr as Chairman.

Cohen serves as a member of the Board of Directors, the Executive Committee and the CEO Council for Growth of the Greater Philadelphia Chamber of Commerce. Cohen also is Chair of the Trustee Board and the Executive Committee of Penn Medicine (an umbrella governance structure overseeing both the University of Pennsylvania Health System and the University's School of Medicine) and a Trustee of the University of Pennsylvania and a member of its Executive Committee.

A former Chairman of the United Way of Southeastern Pennsylvania, Cohen continues to serve as a member of the Board of Directors of United Way, its Executive Committee and co-chairs its 2003-2004 campaign. Cohen is Chair of the Southeastern Pennsylvania Chapter of the American Red Cross. Along with Brian L. Roberts, President of Comcast Corporation, Cohen also served as Co-Chair of Philadelphia 2000, the official Host Committee for the 2000 Republican National Convention which was held in Philadelphia in August 2000.

Comcast Corporation (NASDAQ: CMCSA, CMCSK) (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

Ralph J. Roberts
Chairman of the Executive and Finance Committee
Comcast Corporation

Starting with the purchase of a single cable television system in Tupelo, Mississippi, in 1963, Ralph J. Roberts went on to create the largest cable television company in the United States employing 59,000 people nationwide. Roberts has served as Chairman of Comcast since 1989. Prior to that, he served as President and Chairman.

During the fifties, Roberts served as President and CEO of Pioneer Industries, a leading men's accessories company. Earlier, he was Vice President with Muzak Corporation and an account executive with Aitken Kynett Advertising Agency. Roberts graduated from the Wharton School of the University of Pennsylvania and served a four-year tour of duty in the U.S. Navy. He also participated in continuing education programs at Harvard Business School.

His entrepreneurial and humanitarian endeavors have brought him many awards including the Distinguished Vanguard Award for Leadership from the National Cable and Telecommunications Association; induction in the Broadcasting & Cable Hall of Fame; the Cable Television Hall of Fame Award; and the Walter Kaitz Foundation Award for contributing to the cable industry's diversity efforts.

A native of Philadelphia, Roberts is involved in and has been honored by numerous community and civic organizations. Recently Roberts received the William Penn Award given by the Greater Philadelphia Chamber of Commerce; the American Horizon Award for visionary leadership from the Media Institute in Washington, DC; the Trustees Award from the National Academy of Television Arts & Sciences; and (jointly with his son Brian) the Steven J. Ross Humanitarian Award given by the UJA Federation.

Comcast Corporation (NASDAQ: CMCSA, CMCSK) (www.comcast.com) is principally involved in the development, management and operation of broadband cable networks, and in the provision of programming content. The Company is the largest cable company in the United States, serving more than 21 million cable subscribers. The Company's content businesses include majority ownership of Comcast Spectacor, Comcast SportsNet, E! Entertainment Television, Style, The Golf Channel, Outdoor Life Network and G4. Comcast Class A common stock and Class A Special common stock trade on The NASDAQ Stock Market under the symbols CMCSA and CMCSK, respectively.

Note: the following notice is included to meet certain legal requirements:

FORWARD LOOKING STATEMENTS

     This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify those so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of those words and other comparable words. Comcast Corporation (“Comcast”) wishes to take advantage of the “safe harbor” provided for by the Private Securities Litigation Reform Act of 1995 and you are cautioned that actual events or results may differ materially from the expectations expressed in such forward-looking statements as a result of various factors, including risks and uncertainties, many of which are beyond the control of Comcast. Factors that could cause actual results to differ materially include, but are not limited to: (1) the businesses of Comcast and The Walt Disney Company (“Disney”) may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Comcast/Disney transaction may not be fully realized or realized within the expected time frame; (3) revenues following the Comcast/Disney transaction may be lower than expected; (4) operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the Comcast/Disney transaction; (5) the regulatory approvals required for the Comcast/Disney transaction may not be obtained on the proposed terms or on the anticipated schedule; (6) the effects of legislative and regulatory changes; (7) the potential for increased competition; (8) technological changes; (9) the need to generate substantial growth in the subscriber base by successfully launching, marketing and providing services in identified markets; (10) pricing pressures which could affect demand for Comcast or Disney services; (11) the ability to expand distribution; (12) changes in labor, programming, equipment and capital costs or availability; (13) the continued ability to create or acquire programming and products that customers will find attractive; (14) future acquisitions, strategic partnerships and divestitures; (15) international, political and military developments that may affect, among other things, travel and leisure businesses generally or Disney’s parks and resorts operations specifically, or result in increases in broadcasting costs or loss of advertising revenue; (16) adverse weather conditions or natural disasters, such as hurricanes and earthquakes, which may, among other things, impair performance at Disney’s parks and resorts; (17) general business and economic conditions; and (18) other risks described from time to time in Comcast’s periodic reports filed with the Securities and Exchange Commission (the “Commission”).

ADDITIONAL INFORMATION

     Any information concerning Disney contained in this filing has been taken from, or is based upon, publicly available information. Although Comcast does not have any information that would indicate that any information contained in this filing that has been taken from such documents is inaccurate or incomplete, Comcast does not take any responsibility for the accuracy or completeness of such information. To date, Comcast has not had access to the books and records of Disney.

     Investors and security holders are urged to read the disclosure documents regarding the proposed Comcast/Disney transaction, when they become available, because they will contain important information. The disclosure documents will be filed with the Commission by Comcast. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by Comcast with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from Comcast by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148, Attention: General Counsel.

      Comcast and certain of its directors and officers may be deemed to be “participants” in solicitations of proxies or consents from Comcast’s and Disney’s shareholders.  A detailed list of the names, titles and interests of these persons is contained in a filing made by Comcast with the Commission pursuant to Rule 425 on February 11, 2004.